FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, December 21, 2004, Series 2004-HYB4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117349
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04053049

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 21, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: [signature]
Name: Matthew R. Bollo
Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.5	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Computation Materials Disclaimer:

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI 's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

California Zip Codes			
Zip	#	Curr UPB	% Total
94024	1	$1,855,000.00	3.35
90272	2	$1,830,000.00	3.31
92657	1	$1,751,900.00	3.17
92677	2	$1,505,000.00	2.72
94526	1	$1,500,000.00	2.71
92656	2	$1,496,000.00	2.71
92660	1	$1,470,000.00	2.66
92127	2	$1,425,622.76	2.58
92067	1	$1,300,000.00	2.35
93021	2	$1,290,482.57	2.33
92109	3	$1,240,956.22	2.24
92008	2	$1,179,983.33	2.13
91320	2	$1,052,945.72	1.90
91403	1	$1,000,000.00	1.81
92014	1	$999,999.00	1.81
92130	1	$999,999.00	1.81
92663	1	$960,000.00	1.74
91016	2	$694,000.00	1.26
92691	1	$671,000.00	1.21
92629	1	$665,000.00	1.20
91436	1	$656,227.65	1.19
94583	1	$648,000.00	1.17
92649	1	$645,750.00	1.17
92057	2	$631,000.00	1.14
93720	1	$630,000.00	1.14
94960	1	$614,000.00	1.11
91423	1	$602,800.00	1.09
91789	1	$600,000.00	1.09
91901	1	$600,000.00	1.09
91709	1	$551,000.00	1.00
95391	1	$544,946.35	0.99
92129	1	$536,000.00	0.97
92694	1	$533,350.00	0.96
90025	1	$528,000.00	0.95
90019	1	$525,000.00	0.95
94303	1	$499,998.00	0.90
91741	1	$495,050.00	0.90
91730	2	$495,000.00	0.90
91304	1	$492,771.96	0.89
92392	3	$481,800.00	0.87
95136	1	$480,000.00	0.87
94558	1	$478,850.00	0.87
91326	1	$475,000.00	0.86
91354	1	$462,550.00	0.84
91301	1	$450,800.00	0.82
95448	1	$446,000.00	0.81
92673	1	$436,000.00	0.79

92253	1	$431,952.53	0.78
92630	1	$427,944.42	0.77
92603	1	$415,055.81	0.75
92128	1	$411,799.40	0.74
92101	1	$399,891.43	0.72
90026	1	$385,000.00	0.70
90292	1	$380,000.00	0.69
92108	1	$375,835.83	0.68
94579	1	$365,499.11	0.66
92592	1	$355,000.00	0.64
92201	1	$352,000.00	0.64
93960	1	$350,360.00	0.63
94619	1	$344,250.00	0.62
90039	1	$341,250.00	0.62
93436	1	$340,000.00	0.61
92084	1	$338,000.00	0.61
92315	1	$335,200.00	0.61
92530	1	$333,700.20	0.60
93013	1	$332,803.52	0.60
92610	1	$325,300.00	0.59
91504	1	$315,000.00	0.57
92870	1	$315,000.00	0.57
94108	1	$315,000.00	0.57
94605	1	$312,000.00	0.56
90712	1	$310,000.00	0.56
92614	1	$305,000.00	0.55
93065	1	$303,200.00	0.55
92040	1	$295,000.00	0.53
90368	1	$288,500.00	0.52
92210	1	$280,000.00	0.51
91945	1	$277,715.43	0.50
92336	1	$273,750.00	0.50
91325	1	$270,000.00	0.49
95685	1	$268,648.95	0.49
94503	1	$265,000.00	0.48
95834	1	$251,000.00	0.45
94513	1	$245,000.00	0.44
95426	1	$241,000.00	0.44
93552	1	$240,100.00	0.43
91801	1	$240,000.00	0.43
93535	1	$238,000.00	0.43
96007	1	$235,200.00	0.43
92549	1	$226,000.00	0.41
95747	1	$217,250.00	0.39
94510	1	$209,932.46	0.38
91362	1	$199,900.00	0.36
92173	1	$176,250.00	0.32
92845	1	$174,300.89	0.32
95340	1	$172,800.00	0.31
92585	1	$172,443.73	0.31
95818	1	$171,000.00	0.31
95540	1	$167,000.00	0.30

94534	1	$149,999.99	0.27
92139	1	$146,500.00	0.26
92505	1	$130,850.00	0.24
94502	1	$129,466.35	0.23
	117	**$55,296,432.61**	**100.00**